Issuer Free Writing Prospectus
Filed Pursuant To Rule 433
Registration File No. 333-263492
Registration File No. 333-263495
Registration File No. 333-268427
Registration File No. 333-262390

Shield Level Annuities Product Suite :15 second video

*Super #1: Brighthouse Shield® Level Select 6-Year Annuity, Brighthouse Shield® Level Select 3-Year Annuity, and Brighthouse Shield® Level Select Advisory Annuity are collectively referred to as “Shield® Level annuities” or “Shield® annuities.” Brighthouse Shield Level Pay Plus® Annuity and Brighthouse Shield Level Pay Plus® Advisory Annuity are collectively referred to as “Shield Level Pay Plus® annuities.” In this material, Shield Level annuities and Shield Level Pay Plus annuities are collectively referred to as “Shield® Level Annuities Product Suite” or “Shield® Level suite annuities.”

**Super #2: The client can participate in rising markets up to their rate crediting type. Growth opportunities are based on the elected rate crediting type. The Shield Rate (level of protection) and rate crediting type accrue throughout the term and fully accrue on the term end date. The issuing insurance company will absorb losses up to the client’s level of protection in falling markets. The account value will be reduced by any negative index performance beyond the elected level of protection. If the client does not elect the Fixed Account, they could see a substantial loss if the market declines more than their level of protection.

***Disclosure: This is not an offering of any securities for sale in New York. This communication refers to Brighthouse Shield® Level Select 6-Year Annuity, Brighthouse Shield® Level Select 3-Year Annuity, Brighthouse Shield® Level Select Advisory Annuity, Brighthouse Shield Level Pay Plus® Annuity, and Brighthouse Shield Level Pay Plus® Advisory Annuity, collectively referred to as “Shield® Level Annuities Product Suite.” These products are index-linked annuities issued by, with product guarantees solely the responsibility of, Brighthouse Life Insurance Company, Charlotte, NC 28277, on Policy Form L-22494 (09/12)-AV (“Brighthouse Financial”). The Shield Level Annuities Product Suite is distributed by Brighthouse Securities, LLC (member FINRA). All are Brighthouse Financial affiliated companies. The Shield Level Annuities Product Suite has charges, termination provisions, and terms for keeping it in force. Please contact a financial professional for complete details. Product availability and features may vary by state or firm. Brighthouse Financial® and its design are registered trademarks of Brighthouse Financial, Inc. and/or its affiliates.

The Shield Level Annuities Product Suite is registered with the SEC. Before you invest, you should read the prospectus in the registration statement and other documents Brighthouse Life Insurance Company has filed for more complete information about the company and the product. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. You may also request a prospectus from your financial professional or directly from Brighthouse Financial at (888) 243-1932 or brighthousefinancial.com.